

03011618

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER

8- 34213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/02__ AND ENDING __12/31/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Broker/Dealer, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
2675 N. Mayfair Road, Suite 410

(No. and Street)

Wauwatosa	Wisconsin	53226-1305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nancy Einhorn   414-453-4488

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feld, Schumacher & Company, LLP

(Name — if individual, state last, first, middle name)

2448 S. 102nd Street	West Allis	Wisconsin	53227
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

BROKER/DEALER, INC.
OATH OR AFFIRMATION

I, Stephen E. Einhorn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary information pertaining to the firm of Broker/Dealer, Inc., as of December 31, 2002 and 2001, are true and correct. I further affirm that neither the Company nor principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature - Stephen E. Einhorn

_____
Notary Public

My commission expires: __May 14, 2006__

This report contains:

 Facing page

 Report of Independent Accountants

 Balance Sheets

 Statements of Operations

 Statements of Changes in Stockholder's Equity

 Statements of Cash Flows

 Notes to Financial Statements

 Computation of Net Capital Under Rule 15c3-1

 Computation for Determination of Reserve
  Requirements Under Rule 15c3-3

 Information Relating to Possession or Control
  Requirements Under Rule 15c3-3

 A Reconciliation Pursuant to Rule 17a-5(d)(4)

 Supplementary Report of Independent Accountants
  on Internal Accounting Control

BROKER/DEALER, INC.

FINANCIAL STATEMENTS

December 31, 2002 and 2001

BROKER/DEALER, INC.

TABLE OF CONTENTS

	Page
Facing Page	1
Oath or Affirmation	2
FINANCIAL STATEMENTS	
Report of Independent Accountants	3
Balance Sheets	5
Statements of Operations	6
Statements of Changes in Stockholder's Equity	7
Statements of Cash Flows	8
Notes to Financial Statements	9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 153-1	12
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	13
Information Relating to Possession or Control Requirements Under Rule 15c3-3	13
A Reconciliation Pursuant to Rule 17a-5(d)4	13
Supplementary Report of Independent Accountants on Internal Accounting Control	14



Feld & Schumacher & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

REPORT OF INDEPENDENT ACCOUNTANTS

To The Board of Directors and Stockholder
Broker/Dealer, Inc.
Milwaukee, Wisconsin

In our opinion, the accompanying balance sheets and the related
statements of operations, changes in stockholder's equity and cash
flows present fairly, in all material respects, the financial
position of Broker/Dealer, Inc. at December 31, 2002 and 2001, and
the results of its operations and its cash flows for the years then
ended in conformity with accounting principles generally accepted in
the United States of America. These financial statements are the
responsibility of the Company's management; our responsibility is to
express an opinion on these financial statements based on our
audits.

We conducted our audits of these statements in accordance with
auditing standards generally accepted in the United States of
America which require that we plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free
of material misstatement. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the
financial statements, assessing the accounting principles used and
significant estimates made by management, and evaluating the overall
financial statement presentation. We believe that our audits
provide a reasonable basis for the opinion expressed above.

The Company, as disclosed in the notes to financial statements, has
extensive transactions and relationships with Einhorn Associates,
Inc. In addition, the ability of the Company to transact business
is dependent upon the Company's affiliation with Einhorn Associates,
Inc. Accordingly, it is possible that the terms of these
transactions are not the same as those which would result from
transactions among wholly unrelated parties.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information schedules on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

FELD, SCHUMACHER & COMPANY, LLP

February 17, 2003

BROKER/DEALER, INC.
BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Current Assets		
Cash	$ 13,085	$ 6,797
Other investments	3,300	3,300
Total current assets	$ 16,385	$ 10,097
	=======	=======

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, at stated value		
Authorized 2,800 shares		
Issued and outstanding 300 shares	300	300
Additional paid-in capital	25,000	21,000
Accumulated deficit	(8,915)	(11,203)
	16,385	10,097
	$ 16,385	$ 10,097
	=======	=======

See notes to financial statements.

-5-

BROKER/DEALER, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2002 and 2001

	2002	2001
Revenue		
Fee income	$ 5,000	$ -
Interest	21	73
	5,021	73
Expenses		
Professional fees	675	660
Regulatory fees	723	771
Other	1,335	1,472
	2,733	2,903
NET INCOME (LOSS)	$ 2,288	$ (2,830)

See notes to financial statements.

BROKER/DEALER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2000	$300	$21,000	$ (8,373)	$12,927
Capital contribution	-	-	-	-
Net loss	-	-	(2,830)	(2,830)
Balance, December 31, 2001	300	21,000	(11,203)	10,097
Capital contribution	-	4,000	-	4,000
Net income	-	-	2,288	2,288
Balance, December 31, 2002	$300	$25,000	$ (8,915)	$16,385
	===	======	=======	======

See notes to financial statements.

-7-

BROKER/DEALER, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ 2,288	$ (2,830)
Net cash provided (used) by operating activities	2,288	(2,830)
Cash flows from financing activities		
Capital contributions	4,000	-
Net cash provided by financing activities	4,000	-
NET INCREASE (DECREASE) IN CASH	6,288	(2,830)
Cash, beginning of year	6,797	9,627
CASH, end of year	$ 13,085	$ 6,797

See notes to financial statements.

BROKER/DEALER, INC.
NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of Business

Broker/Dealer, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's principal business activity is the selection, training and supervision of employees of an affiliate involved with private placements of securities.

Note 2 - Summary of Significant Accounting Policies

Other Investments

Other investments consists of warrants to purchase 300 shares of The NASDAQ Stock Market, Inc. and are stated at cost that does not exceed estimated net realizable value.

Revenue Recognition

The Company recognizes fee income when it is earned. The Company's officers are involved in various transactions with unrelated parties, which result in fee income for the Company, with the amount of the fee being negotiated on each respective transaction. The ability of the Company to enter into these transactions is dependent upon its affiliation with Einhorn Associates, Inc. (see Note 3).

Income Taxes

The stockholder of the Company has elected to be taxed as an S corporation. As an S corporation, the Company's income or loss is reported on the stockholder's individual income tax return and, accordingly, no liability or provision for income taxes is reflected in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Related Party Transactions

The Company's officers and directors are also owners and officers of Einhorn Associates, Inc., merger and acquisition consultants. The Company pays for all direct expenses related to licensing and training. The Company paid Einhorn Associates, Inc. $-0- in 2002 and $-0- in 2001 for expenses associated with management, bookkeeping and certain other services provided to the Company.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange
Commission uniform net capital rule (rule 15c3-1) which
requires the maintenance of minimum net capital and
requires that the ratio of aggregate indebtedness to net
capital, both as defined, shall not exceed 15 to 1. Other
regulatory requirements provide that equity capital may not
be withdrawn or cash dividends paid if the resulting net
capital ratio would exceed 10 to 1. At December 31, 2002
and 2001 the Company had net capital of $13,085 and $6,797,
respectively. The Company had a minimum net capital
requirement of $5,000 at December 31, 2002. The Company
had no aggregate indebtedness at December 31, 2002 and
2001.

SUPPLEMENTARY INFORMATION

BROKER/DEALER, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

Net Capital

Total ownership equity from balance sheet	$16,385
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	$16,385
	======
Total capital and allowable subordinated liabilities	$16,385
Deductions and/or charges:	
Total nonallowable assets	3,300
Net capital before haircuts on securities positions	13,085
Haircuts on securities	-
Net capital	$13,085
	======

Computation of Basic Net Capital Requirements

Minimum net capital required	$ -
	======
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
	======
Net capital requirement	$ 5,000
	======
Excess net capital	$ 8,085
	======
Excess net capital at 1,000%	$13,085
	======
Excess net capital at 1,500%	$13,085
	======

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$ -
	======
Total aggregate indebtedness	$ -
	======
Ratio of aggregate indebtedness to net capital	$ -
	======

-12-

BROKER/DEALER, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2002

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
December 31, 2002

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k).

A RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
December 31, 2002

Computation of Net Capital

	Unaudited Filing	Difference(1)	Audited Filing
Total ownership equity	$16,385	$ -	$16,385
Deduct ownership equity not allowable for net capital	-	-	-
Total ownership equity qualified for net capital	$16,385	$ -	$16,385
Total capital and allowable subordinated liabilities	$16,385	$ -	$16,385
Total nonallowable assets	3,300	-	3,300
Net capital before haircuts on securities positions	16,385	-	16,385
Haircuts on securities	-	-	-
Net capital	$13,085	$ -	$13,085

(1) Reflects the net effect of audit adjustments from the 2002 audit.



Feld&Schumacher
& Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

P.O. Box 270407
Lincoln Center I, Suite 360
2448 South 102nd Street
West Allis, Wisconsin 53227
Phone: 414-327-2320
Fax: 414-546-7547

SUPPLEMENTARY REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors of
 Broker/Dealer, Inc.

In planning and performing our audit of the financial statements of
Broker/Dealer, Inc. for the year ended December 31, 2002, we
considered its internal control structure, including procedures for
safeguarding securities, in order to determine our auditing
procedures for the purpose of expressing our opinion on the
financial statements and not to provide assurance on the internal
control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission, we have made a study of the practices and procedures
(including tests of compliance with such practices and procedures)
followed by Broker/Dealer, Inc. that we considered relevant to the
objectives stated in rule 17a-5(g), in making the periodic
computations of aggregate indebtedness and net capital under
17a-3(a)(11) and reserve required by rule 15c3-3(e). We did not
review the practices and procedures followed by Broker/Dealer, Inc.
in making the quarterly securities examinations, counts,
verifications and comparisons, and the recordation of differences
required by rule 17a-13; in complying with the requirements for
prompt payment for securities under section 8 of Regulation T of the
Board of Governors of the Federal Reserve System; and in obtaining
and maintaining physical possession or control of all fully paid and
excess margin securities of customers as required by rule 15c3-3,
because the Company did not carry security accounts for customers or
perform custodial functions relating to customer securities in 2001.

The management of the Company is responsible for establishing and
maintaining an internal control structure and the practices and
procedures referred to in the preceding paragraph. In fulfilling
this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of

-14-

internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

FELD, SCHUMACHER & COMPANY, LLP

Feld, Schumacher & Company, LLP

February 17, 2003